Exhibit 99.1

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Corporate Participants

Dilip Shanghvi

Managing Director, Sun Pharmaceutical Industries Ltd.

Abhay Gandhi

CEO (North America Business), Sun Pharmaceutical Industries Ltd.

C. S. Muralidharan

Chief Financial Officer, Sun Pharmaceutical Industries Ltd.

Kirti Ganorkar

CEO (India Business), Sun Pharmaceutical Industries Ltd.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Moderator: Ladies and gentlemen, good day, and welcome to the Q3 FY ‘23 Earnings Conference Call of Sun Pharmaceutical Industries Limited. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone. I now hand the conference over to Mr. Abhishek Sharma, Head of Investor Relations and Strategic Projects. Thank you, and over to you, Mr. Sharma.

Abhishek Sharma: Thank you. Hello, and a warm welcome to our third quarter FY ‘23 earnings call. I am Abhishek from the Sun Pharma Investor Relations team. We hope you have received the Q3 financials and the press release that was sent out earlier in the day. These are also available on our website. We have with us Mr. Dilip Shanghvi, Managing Director; Mr. C.S. Muralidharan, CFO; Mr. Abhay Gandhi, CEO, North America; and Mr. Kirti Ganorkar, CEO India business.

Today, the team will discuss financial performance for the quarter, business highlights and respond to any questions that you may have. For ease of discussion, we will look at the consolidated financials. The call recording and the call transcript will also be put up on our website shortly. The discussion today might include certain forward-looking statements, and these must be viewed in conjunction with the risks that the business faces. You are requested to ask two questions in the initial round. If you have more questions, you are requested to rejoin the queue. I also request all of you to kindly send in your questions that may remain unanswered today.

I will now hand over the call to Mr. Shanghvi.

Dilip Shanghvi: Thank you, Abhishek. Welcome, and thank you for joining us for this Earnings Call after the announcement of financial results for the quarter FY ‘23. Let me discuss some of the highlights. Consolidated sales for the quarter were at INR 111,001 million, recording a growth of about 13.1% year-on-year, driven by Global Specialty, Emerging Markets and India. Our continued focus on top line growth, operational efficiencies and business continuity is producing results. For Q3, our global specialty revenue was at US$ 235 million, up 28.4% year-on-year. Ilumya and Winlevi were the key growth drivers for the quarter. In January 23, we announced the launch of SEZABY in the US for treatment of neonatal seizures. Specialty R&D accounted for approximately 26% of total R&D spend for the quarter.

Abhay will give you more details on the specialty business later.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

I have been talking to you about our intent to increase our specialty footprint, especially in our core therapy area of Dermatology, Ophthalmology and Oncoderm. One condition in Dermatology that doctors find particularly difficult to treat is Alopecia Areata due to limited number of effective approved treatments available.

With that background, let me now briefly touch on the recently announced Concert Pharma acquisition. On 19th January, Sun Pharma entered into definitive agreement to acquire Concert Pharmaceuticals Incorporated. This acquisition add a late-stage asset Deuruxolitinib for treating Alopecia Areata to our global specialty portfolio. The transaction is expected to be completed in the first quarter of calendar ‘23.

Our immediate priority would be to follow Concert’s plan to submit a new drug application for the lead asset to the US FDA in the first half of calendar ‘23. We can take questions on Concert today but you need to keep in mind that we will have to restrict ourselves in what was disclosed in the press release issued at the time of announcement, given that the transaction would require requisite regulatory approvals and the tender offer for the US listed company is expected to come in soon.

In summary, we will not be able to guide to peak revenue estimates for the lead product, we will also not be able to guide projected R&D spend to bring this product to market. However, it’s important to note that additional costs are expected to be incurred in R&D before the product gets commercialized. We are excited to widen our specialty offering in Dermatology and plan to launch the asset across US and other global markets in near future. We will be very happy to bring this product for patients globally. I will now hand over the call to Murali for a discussion of the third quarter financial performance.

C. S. Muralidharan: Thank you, Mr. Shanghvi. Good evening, everyone, and welcome to all of you. Our Q3 financials are already with you. As usual, we will look at key consolidated financials. Gross sales for Q3 are at INR 111,001 million, up by about 13.1% over Q3 last year. Material cost as a percentage of sales was 25.3%, lower than Q3 last year due to better product mix, including higher specialty sales. Staff cost stands at 18.4% of sales, while staff costs in percentage terms are lower over Q3 last year, the increase in absolute value is attributed towards merit increase consolidation of the Alchemee acquisition and expansion of the sales force in India.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Other expenditure stands at 30.6% of sales, higher than Q3 last year. The increase in other expenditure is attributed towards higher Selling and Distribution expenses, consolidation of the Alchemee business and higher R&D. As indicated over past earnings calls, the expenses have seen an increasing trend on account of normalization of business activities. On Halol, we have indicated earlier that Halol’s shipment to the US accounted for approximately 3% revenues before the site received import alert. Apart from the loss of revenues for approximately 3 weeks in Q3, there is an increase in expense because of the import alert. This is primarily on account of provision-related inventories and some other items.

EBITDA for Q3 was at INR 30,037 million, including other operating revenues, up by 15.2% for Q3 last year, with resulting EBITDA margins at 26.7%. We have reported strong margins despite normalization of expenses and the impact of sales force expansion in India. Reported net profit for Q3 was at INR 21,660 million, up 5.2% year-on-year compared to Q3 last year. Adjusted for one-off effects in both the periods, Net profit growth was higher than the EBITDA growth for the quarter. Reported EPS for the quarter was INR 9 per share.

Let me now discuss the key movements for Q2 FY ‘23. Our consolidated gross sales were higher by about 2.7% Q-on-Q at INR 111,001 million. Material cost at 25.3% of sales and staff cost at 18.4% of sales are almost similar to Q2 levels. Other expenses at 30.6% of sales were higher compared to Q2 FY ‘23. Increase in other expenses Q-on-Q was driven by higher sales and distribution expenses and increase in R&D spend. EBITDA for Q3 stands at INR 30,037 million, up by about 1.6% compared to Q2, and EBITDA margin for Q3 was at 26.7% compared to 27% for Q2. Reported net profit for Q3 stands at INR 21,660 million.

Now we will discuss the 9 months performance. For the 9-month period ended 31st December 2022, gross sales were at INR 325,533 million, with growth of 12.1% over the 9-month period last year. Excluding COVID product sales for the 9 months last year, overall sales are up by about 13.6%, material costs for 9 months was at 25.8% of sales, lower year-on-year, mainly driven by better product mix, including higher specialty sales. While staff costs and person of sales was similar to 9 months last year, the increase in absolute value is on account of annual merit increase, consolidation of the Alchemee business and expansion of the field force in India.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Other expenses were at 29.1% of sales is higher than 9 months last year on account of higher selling and distribution expenses and consolidation of the Alchemee business. EBITDA for the 9 months was INR 88,447 million, a growth of 9.8% over the 9 months last year, with resulting EBITDA margin of 26.8%. Net profit for 9 months was at INR 64,891 million, up 6.6% over adjusted net profit of 9 months last year. As of 31st December 2022, net cash was US $1.8 billion at consolidated level and about US $621 million at ex-Taro level.

Let me now briefly discuss Taro’s performance. Taro posted Q3 FY ‘23 sales of US $139 million, flat over Q3 last year, a net profit of US $7.3 million. For the 9 months, sales were at US $426 million, up by 2% over 9 months last year. Net profit for 9 months FY ‘23 was US $18.5 million compared to US $30.9 million for 9 months FY ‘22. Taro’s financials for Q3 FY ‘23 and 9 months FY ‘23 included the consolidation of the Alchemee business.

I will now hand over to Mr. Kirti Ganorkar, who will share the performance of our India business.

Kirti Ganorkar: Thank you, Mr. Murali. Let me take you through the performance of our India business. For Q3, the sales of formulations in India were INR 33,919 million, up by 7.1% year-on-year. For this 9 months, sales were at INR 102,390 million, up by 10.3% like-to-like basis, excluding covered product sales of 9 months last year.

India formulation sales accounted for about 31% of total consolidated sales. There were no COVID product sales in Q3 FY ‘23 and negligible COVID product sales in Q3 FY ‘22. We continue to witness good growth across multiple therapy areas in chronic and the sub-chronic segment for the quarter. Sun Pharmais ranked number one and holds 8.5% market share in over 1,800 billion Indian pharmaceutical market as per AIOCD AWACS MAT December-‘22 report. Corresponding market share for the previous period was 8.2%. As per SMSRC MAT October ‘22 report, we are number one brand by prescription with 12 different doctor categories for Q3 FY ‘23.

For Q3, we have launched 25 new products in the Indian market. The sales force expansion has helped us to declutter our portfolio, and we have been able to expand our prescriber base in key therapeutic categories. We are also increasing penetration in metros, Tier 2 and Tier 3 towns. Focus in near term will be to continue to improve the sales force productivity.

I will now hand over the call to Abhay.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Abhay Gandhi: Thank you, Kirti. I will briefly discuss the performance highlights of our US businesses. For Q3, our overall sales in the US grew by about 6.3% over Q3 last year to US $422 million. The main driver of growth was the Specialty business, driven by ILUMYA and WINLEVI. US accounted for over 31% of consolidated sales for the quarter. Specialty sales have also grown compared to September ‘22 quarters, and we remain excited on growth opportunities in the current portfolio.

Let me now update you on our US generics business. The Sun ex-Taro Generics business has marginally declined on a Y-o-Y basis due to stoppage of US shipments from Halol in December ‘22. Over the last year, this business has gained from a combination of new products, market share gains for existing products and better supply chain management. For quarter 3, we launched two generic products in the US on an ex-Taro basis. I will now hand the call back to Mr. Shanghvi.

Dilip Shanghvi: Thank you, Abhay. I will briefly discuss the performance highlights of our other businesses as well as give you an update on our R&D initiatives. Our formulation sales in Emerging Markets were at US $257 million for Q3, up by around 7.7% year-on-year. The underlying growth in constant currency value was at about 14%. Emerging Markets accounted for about 19% of total sales for Q3.

Formulation sales in rest of the world market, excluding US and emerging markets, were US $189 million in Q3, higher by about 4.8% over Q3 last year. The revenues of US $189 million includes a milestone payment received of 12.5 million. Rest of the world market accounted for about 14% of consolidated Q3 revenue. API sales for Q3 were INR 5,154 million, up by around 9.4% over Q3 last year. We continue to invest in building our R&D pipeline for both the global generics and specialty business.

Consolidated investments towards R&D for Q3 FY ‘23 stands at INR 6,702 million, 6% of sales, and this compares to INR 5,471 million, 5.6% of sales for Q3 ‘22, and to INR 5,710 million, 5.3% of sales in Q2 ‘23. Our current generic pipeline for the US market includes 96 ANDAs and 13 NDAs awaiting approval with the FDA. Our specialty R&D pipeline includes four molecules undergoing clinical trial. We should be able to update the status of this trial in our next call.

The R&D investments have increased compared to Q2, and we expect a continued ramp-up of the same. R&D investments are likely to increase, both for our specialty and generic businesses. The Board has declared an interim dividend of INR 7.5 per share for the year FY ‘23 against INR 7 per share interim dividend for the previous year.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

With this, I would like to leave the floor open for questions. Thank you.

Moderator: The first question is from the line of Naushad Chaudhary from Aditya Birla Sun Life AMC.

Naushad Chaudhary: Congrats on a decent set of numbers. Firstly, on Concert Pharma, I understand. So I don’t want any specific number. But directionally, if you can help us understand in terms of the cost structure and R&D spend, the intensity would be similar to calendar year ‘22 in calendar year ‘23? Or should it directionally come down or go up, if you could give us the direction in terms of cost structure intensity?

Dilip Shanghvi: No, I think it’s difficult to give information in context of the, what you call, limited information we have and also a need to be cognizant of the restrictions. But conceptually, you need to keep in mind that they have announced that the Phase III trial is complete, and they are in the process of filing the product or they wish to file the product in the first half.

Naushad Chaudhary: Secondly, on the other expenses, was there any one-off in this quarter? Or was there a cost related to Concert acquisition, which may not be there in the coming quarters? Or was it a normal cost structure?

C. S. Muralidharan: So it was a normal cost structure as said on the readout, it was on account of the normalization of the operations. There is no one-off or anything related to the transaction.

Naushad Chaudhary: And last, just a clarification. If I look at our specialty business, the revenue share sequentially have moved up meaningfully. But if I look at the gross margin, which looks flat, can you help us understand this math, sir?

C. S. Muralidharan: So as far as the cost is concerned, while we agree that the specialty business has increased, it will help us to improve the margins. However, costs is also the function of product and other geography mix. So as a result of which, what I will say is that the COGS, what is trending is as per our overall expectations.

Moderator: The next question is from the line of Tushar Manudhane from Motilal Oswal Financial Services.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Tushar Manudhane: This is with respect to the R&D cost on the specialty front. So that has been increasing for the past three quarters now. So is it to do with the new indication for Ilumya?

Dilip Shanghvi: Yes, I think we have guided that we had challenges in terms of ramping up the clinical studies because of the COVID, and subsequently, because of the war in Russia as well as Ukraine. So that has affected recruitment of new subjects. So I think I had explained that we will gradually find a way to identify new sites and find a way to accelerate the recruitment.

Tushar Manudhane: That’s interesting. Sir, just on your comment in terms of intent to increase the specialty footprint. So if either in terms of the number of MRs or in terms of the absolute cost increase, if you can help us in the FY ‘24?

Dilip Shanghvi: No. I mean, what I shared is that our increasing focus on growing the specialty business. I mean that doesn’t necessarily mean that we would be strengthening the field force or anything at this point of time.

Tushar Manudhane: And just secondly, on the India business, where there has been addition of a good sales force. There has been 25, 30 launches on a quarterly basis for almost three, four quarters now. But 3Q FY ‘23 seems to be subdued at 7% year-over-year. So any particular you would like to call out?

Kirti Ganorkar: Sure. I think the quarter 3 was slightly below the market that is 7.7%. But if you look at our MAT December growth, which is higher than the market. So MAT, like we are growing — market is growing at 7.7%, and we are going by 11.3%. So in the quarter 3, what has happened is like, as you know, Istavel and Istamet these were the two products we licensed from Merck and they went off-patent in the month for July. And after that, we have made this product affordable. So these were the big brands where we have made the product attractive and make it affordable for the patients. So we have lost some topline. But at the same time, we are maintaining our market share in terms of unit. So that has impacted our growth in quarter 3. And as well as we have some challenges is one of the business unit in Gastro, where the growth were not as per expectations. But other than that, all other therapy areas, either we are in line with market or growing better than the market.

Tushar Manudhane: So Gastro challenge is being addressed now. So we can be back to growth in the coming quarters?

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Kirti Ganorkar: Yes. That’s our continuous effort is wherever we see some of the areas not growing as per our expectations. We try and address some of these issues. They take time also. It’s not the next quarter, it will get addressed. But over a period of a couple of quarters, I think they should come back to growth in line with market.

Tushar Manudhane: And just lastly, if I may squeeze in, so this milestone receipt sits in ROW sale, right?

Management: Yes.

Moderator: The next question is from the line of Kunal Dhamesha from Macquarie.

Kunal Dhamesha: First just one clarification on other expenses. I think in your opening remarks, you said that there was some kind of inventory provision related to the products being not supplied from Halol, etcetera. So would you be able to quantify that?

C. S. Muralidharan: So while we have taken the reported provisions not in the inventory and other items from the same time, it’s not very significant.

Kunal Dhamesha: And there are no kind of failure to supply penalties or the remediation costs, etcetera, included in other expenses?

C. S. Muralidharan: Whatever in terms of needs to be considered in the current quarter has been considered relevant hits, and then they are not significant enough.

Kunal Dhamesha: My first question basically is on Winlevi. So I think this product has featured as a kind of growth driver for specialty sales for the first time. Is there any particular thing that has changed in the US, which is kind of helping us grow faster in this product now? Because as far as we are concerned, whatever prescription data we follow is generally showing quarter-on-quarter more or less flat prescription data. So is there anything fundamentally changed there?

Abhay Gandhi: So the prescriptions that you see today are more profitable than in the past quarter because there has been an improvement in access. I mean have you said that, I mean, on various calls, I have said that improvement of access is an ongoing process. There is no finite time to completion of that, it will happen all through the course of the life cycle of the product. And we have a long way to go in terms of improving that even further.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Kunal Dhamesha: So is it fair to say, we have like onboarded a big PBM right now or in this quarter?

Abhay Gandhi: Sorry, can you repeat your question? Fair to say, what?

Kunal Dhamesha: We have onboarded a big pharmacy benefits manager or an insurance company who are managing their PBM on their own. And but what we still see there’s a lot of scope.

Abhay Gandhi: True

Kunal Dhamesha: And this kind of onboarding, does it help with negotiating with other guys as well, the big guys, basically?

Abhay Gandhi: I think we have to see. I mean, there are competitive dynamics even amongst the payers, whether it helps us, time will tell, but we certainly would try our level best to convince the other payers also to cover the product.

Kunal Dhamesha: And second question on Deuruxolitinib, like any — given there is another molecule with a very similar kind of chemical structure approved, will this be counted as a new chemical entity for us?

Abhay Gandhi: I mean, this definitely will be a new chemical entity.

Kunal Dhamesha: So it would come with the associated exclusivity, etcetera, if it gets approved?

Abhay Gandhi: That is correct.

Moderator: The next question is from the line of Neha Manpuria from Bank Of America.

Neha Manpuria: Two questions on the Concert acquisition. First, if I were to think about the lead asset here, how do you think about reimbursement and formulary coverage for the product? There was — since this could be seen as more — not fully, but more cosmetic use versus medical use? That’s my first question.

And second, how does this product fit into our existing presence in Derma with Ilumya and the other products? Just trying to understand the additional investment that would be required to commercialize this product outside the R&D investment that you mentioned?

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Dilip Shanghvi: So, Abhay, would you respond?

Abhay Gandhi: I’ll respond to the first part. I mean from a science and medical perspective, AA or Alopecia Areata is clearly not a cosmetic condition. However, like what you said, a lot of payers not doctors, but definitely payers may have that kind of a perception in mind. And I think the task for us even prior to launch will be to sell the concept and make payers understand that this is a medical condition and not a cosmetic condition. And then therefore clients that I think in that, I think the doctors that we are speaking to in the KOLs are pretty clear, and they will also be helping put out that story.

Neha Manpuria: But is the additional R&D that you mentioned prior to commercialization associated with us helping to help get better formulary coverage when we launch the product?

Abhay Gandhi: So data that we will generate from the R&D efforts will be used in various forms. The same data will be used with at HCPs and in a modified form used with payers and PBMs and even the buyers of the product. So data is data. It is how you present it to relevant audiences that will make a difference and eventually how all elements of the market dynamics into play and have a positive impact on the product.

Neha Manpuria: And my second question, how does this product fit into the existing footprint that we have in Derma from a sales force perspective, doctor coverage perspective?

Abhay Gandhi: So like Mr. Shanghvi also said, in his read out on it. I mean, we have products in Psoriasis. We have products in Acne, Actinic Keratosis. This was one unmet need. So it enhances the basket of offerings that we have for the dermatologists and doctors who treat the dermatology conditions. So I think from an indication perspective, it is a clear fit into what we already do. And there is a significant overlap between the HCPs that we meet and the HCPs who are likely to be treating Alopecia Areata.

Neha Manpuria: And just one last clarification on the R&D spend. Is the additional R&D included in the guidance that we have mentioned in the past of 7% to 8% of sales — or should we look at is it over and above that?

Dilip Shanghvi: I think we are currently underperforming in terms of the, what you call spend even if this gets added, I think we will get the cost only for a month or so.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Neha Manpuria: No, so. I mean from a guidance perspective for next year, since you mentioned additional R&D?

Dilip Shanghvi: That guidance we will give next year. because I think we will look at the — all the products in different stages of development, like what I also shared is, we should be able to also share some clinical outcome progress with some of the other studies, so that we will give that guidance.

Moderator: The next question is from the line of Sameer Baisiwala from Morgan Stanley.

Sameer Baisiwala: So is it possible for you to talk a bit more about Halol situation in the sense that, A, for the 14 exempted products, would you be able to restore all the sales? B, would you be using the site for non-US markets and see how many ANDAs have been filed from your pending approval? Or any color around any high-value product, so are you looking to site switch?

Dilip Shanghvi: So I think, Abhay can give more information about the exempt products and what kind of sales we will be able to maintain but we will look at what you call the important products approved or in the process of getting approval for switching or filing from additional sites.

Abhay Gandhi: For me to add to what Mr. Shanghvi we said, a lot of business that we will be talking about retaining or losing will be product specific, and the situation is still a little fluid, I would say. Attempt will be obviously to retain all of it, but I don’t think all of it will be retain, some of it, you can assume will be lost to competition and the attempt will be to minimize that.

Sameer Baisiwala: And would you be using the site for non-US market or you would first rather get it back in remediation?

Dilip Shanghvi: No, I think we are in touch with the other regulatory agencies, but site is being used for supplies to other geographies.

Sameer Baisiwala: Sir, second question is on the specialty portfolio. And the prescription for Winlevi had kind of dipped around, if I remember correctly, October, November, — and they have been inching up, so I think they’re back to 8,000 a week. But before that, it used to be 9,000 to 10,000. So we’re still not back up. So just any thoughts on that? And second, also on Ilumya, if I see the IMS dollar data for 3Q, which is October, November, December, it’s just flat quarter-on-quarter versus our primary sales being up. So anything to re-through or it’s just a bit of an aberration.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Abhay Gandhi: So the first part to your question. I mean, the prescriptions are moving up, not at the pace that we would like, but they are moving up. And I think we had made some changes to our co-pay plan and then we had improvement in the access, so, I’m pretty confident that, the growth trajectory we will we be able to maintain — and this is about your question on Winlevi, of course. On Ilumya, personally, I don’t see a challenge because of the channel that we are strong in, that is the medical benefit channel, not all of that sales that you see in the IMS will be completely reflected. So if I see — and of course, on the call, I cannot discuss, but if I see the sales still yesterday for the month of Jan, I feel pretty strong that the positive momentum will continue.

Moderator: The next question is from the line of Prakash Agarwal from Axis Capital.

Prakash Agarwal: Now I just wanted to understand this import alert situation better. So currently, what I understand is 14 exempted products are not being sold, and there are some activities that would be required to get these products enter the US shores. So is that understanding right? And what is the value of these 14 products?

Dilip Shanghvi: So Abhay, you would like to answer or ...

Abhay Gandhi: So whichever way ...

Dilip Shanghvi: I think you will have more current information ...

Abhay Gandhi: So batch by batch, the products that we have in India, we have started releasing to the market after discussions with our quality team as well as external consultants. And for the fresh product, which we are getting from India, as you said, is the process to be followed, which we will follow and try and fulfill the needs of the market — and I mean product wise and category wise, we don’t give our numbers. So I can’t really give an answer to your question of the exact contribution of these products.

Prakash Agarwal: So of the 155 million, is it half of the product sales? Or is it less than half, some direction will help. And when you say batch by batch, it is the FDA — I mean, you are releasing batch by batch or they are accepting batch by batch? If there can be any clarity there?

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Abhay Gandhi: We are releasing it batch by batch after testing of the products. Okay. And they are accepting it.

Dilip Shanghvi: Okay. I think you should have clarity that it’s a decision by the Sun Quality to release the batch. FDA doesn’t accept anything. Everything that we do is open for future audit.

Prakash Agarwal: Okay, but when you release it batch by batch, it can be sold in the US market. Is that understood?

Dilip Shanghvi: Batch-by-batch release for the US market.

Prakash Agarwal: Okay. Okay. And sir, direction on the 14 exempted products, it could be less than half or around half of your $155 million sales?

C. S. Muralidharan: We are not giving any specific product related revenues or disclosure.

Abhay Gandhi: And overall I think we have been looking at that the total impact on the overall company sales is not more than 3%. That should give you some direction.

Prakash Agarwal: And sir, when you said that you have taken some provisions. So is it adjusted with COGS? Or is it a line item with other expenses? How should we think about that? And going forward also, how is all the provisions taken yet?

C. S. Muralidharan: No, it’s line in both in COGS and other expenses and not very significant as I shared earlier.

Prakash Agarwal: Not significant, hence forth?

C. S. Muralidharan: I said the — whatever we have baked in, in the current quarter in the COGS and other expense line, it’s not very significant I said.

Prakash Agarwal: Okay. But most of it has been taken or is yet to be taken?

C. S. Muralidharan: We have baked on whatever is we are fully aware of completely we’ve recognized it.

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Prakash Agarwal: Okay. Lovely. And lastly, on ROW and EM sales. So dollar term, we were looking at 2-year CAGR and 3-year CAGR, it remains 2%, 3% kind of CAGR dollar terms. So is there any focus in terms of additional launches? Or is it because of the high COVID base? Or how should we think about growth in ROW and EM?

Dilip Shanghvi: I think the growth is significantly more than 2%, 3%. I don’t have three year data in front of me. But if I understand the relative percentage that the emerging market as other markets have on the overall company performance. It’s not — it’s actually gaining in terms of overall share. So in spite of growth in other markets, it’s growing faster.

Prakash Agarwal: So I have data from Q3 ‘21 to Q3 ...

Dilip Shanghvi: I think can you then take it up separately with Abhishek and rework the numbers

Prakash Agarwal: We will do that

Moderator: The next question is from the line of Shyam Srinivasan from Goldman Sachs.

Shyam Srinivasan: Just looking at Global Specialty sales Q-o-Q, 200 million has gone to 223, excluding the milestone. That’s about $20 million-odd. But when I look at non-Taro US formulation, it’s flat, right, 282 million to 283 million. So I just want to understand growth of specialty, US versus non-US looks like there’s been a bigger contribution from non-US I’m obviously making an assumption on non-Taro generic, but just wanted your thoughts

Dilip Shanghvi: I mean, we have the data. I think for a specific reason, we are not sharing the details on this. And I understand that it creates a challenge trying to estimate our own general feedback is that I think the business is growing both in US as well as in other geographies.

Shyam Srinivasan: Thank you, Dilipbhai. But just anything on ROW because intuitively, it seems to have grown faster. So have we done better in any of the other markets? I think that’s where the underlying question was.

Dilip Shanghvi: So you are asking for specialty business or other ...

Shyam Srinivasan: Yes. Just I’m doing only specialty — only specialty, global specialty, non-US.

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Dilip Shanghvi: Specialty business in ROW is not very large ...

Shyam Srinivasan: Just a second question on ...

Dilip Shanghvi: What you must be mixing up then the royalty income is included in the ...

Shyam Srinivasan: No, no. I excluded this, sir. I excluded the $12.5 million 200 million has gone to 220.

Dilip Shanghvi: It is a very small part of the overall business.

Shyam Srinivasan: Got it.

Dilip Shanghvi: The US and Europe.

Shyam Srinivasan: So I mean non-US has even Europe. So if there is something that’s happening incrementally in Europe, either through Almirall or others, that is also something that will be useful to know.

Dilip Shanghvi: No. I think Almirall is doing quite well with the product, and that is why they triggered the milestone — but I don’t see a dramatic difference in the performance. And you need to know that in Europe, what happens is that different countries based on a different point of time when they get reimbursement, the sales pick up.

Shyam Srinivasan: Got it, sir, helpful. Just a second question on the Concert deal from a financing perspective. I think I missed the ex-Taro cash balance for the quarter or the December end, how will we be financing it? And just the next few steps, if you could highlight, what should we be looking out for?

C. S. Muralidharan: So we’ve already given our — in the press release in terms of the options we have in terms of financing the transaction. So beyond that, we will not going to comment how will be funding this transaction at this point of time. And the process has also been shared, which has been filed with Concert also, so which is out in public in terms of what we’re following with the listed entity.

Moderator: The next question is from the line of Sayantan Majhi from Credit Suisse.

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Sayantan Majhi: So I believe in the initial readout, the year-on-year increase in specialty was driven by Ilumya and Winlevi. So what would you led to quarter-on-quarter increase? Are Ilumya and Winlevi, is it mainly because of Ilumya and Winlevi or has there been a benefit from seasonality and stocking up as well because dermatology portfolio usually have a favourable seasonality in 3Q?

Abhay Gandhi: There was a lot of breakup in the audio so really not sure what the question is.

Sayantan Majhi: Yes. So let me repeat it. Is it better?

Abhay Gandhi: Yes, much better.

Sayantan Majhi: So I was saying that in the initial readout, you mentioned that the year-on-year increase in specialty was mainly led by Ilumya and Winlevi. So I just wanted to check, are these the two factors for quarter-on-quarter increase as well? And what seasonality and stocking up ...

Abhay Gandhi: I’m sorry, again. Are you what you said, are you? And then I couldn’t get on a couple of ...

Sayantan Majhi: Yes. So I was asking seasonality and stocking up benefit were the meaningful contributors?

Abhay Gandhi: There is — there is no real stocking of this products.

Sayantan Majhi: And my second question is on Concert acquisition. So there is an on-going litigation that is going on between Incyte and Concert. So would the outcome of this event be a material one in order to launch the product on time or is it something which is already taken care of?

Dilip Shanghvi: We are aware, but we are not commenting on that at this point of time.

Moderator: The next question is from the line of Krish Mehta from Enam Holdings.

Krish Mehta: The first question I had was on concert acquisition. So the cash balance of concert seems to be at $140 million. So how you will we be treating this cash balance? And will this — will the cash balance in concert be fungible for Sun Pharma going forward, we’ll be using this only for Concert

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

C. S. Muralidharan: So we will be dealing with the opening balance sheet as per the purchase price accounting post transaction close.

Krish Mehta: And on the generic pricing erosion for Taro, we just wanted to understand on given that the operating income has picked up this quarter versus the last quarter, do you kind of see this trend continuing for Taro? And how do you see the generic pricing trend for the ex-Taro business in terms of new product launches and market share gains in existing products?

Abhay Gandhi: So Taro has in their release, said that they continue to see pricing challenges. I think beyond that for us to respond on this call would not be appropriate.

Moderator: The next question is from the line of Nitin Agarwal from DAM Capital.

Nitin Agarwal: Sir, first on the SEZABY launch, if you can just provide us some sense of the opportunity, the way we’re seeing we see this opportunity for this project going forward?

Abhay Gandhi: So we believe it’s a very good product in a serious indication of neonatal seizures, where there was no approved product and only DESI products were available. And therefore, I think we licensed it from SPARC, just launched it literally last week. So too soon to say, but obviously, very optimistic about the product and potential. So I don’t know how much you got of what I said. I think we believe it’s an important product. And in neonatal seizures, which is a very serious indication, an approved product is something that gives comfort to the doctors and the institutions as well as to caregivers of the patient. So I think we are very hopeful this will be a good product ..

Nitin Agarwal: And I am just following up on that, the grandfathered products, which are unapproved products which are there, is there a time line for the FDA to remove them from the market? Or how does that process work?

Abhay Gandhi: There is some modelling, which we did, but it is not definitive of how it will be looked at by the FDA. For different products, it could be treated differently, and it is also a function of FDA to be able to believe that there will not be any drug shortage and the new product will be be able to be cater to demand of the market.

Nitin Agarwal: So this is not a laid out procedure that once you get an approved product for — in our category

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Abhay Gandhi: So there is no laid out procedures that within x number of months or weeks, the existing products are asked to go out of market. There is no such established procedure. But it’s something that we will have to work with the FDA, convince them, and it’s a process that we will have to go through.

Nitin Agarwal: And sir, on this exclusivity period, how long do we do we get on a molecule like this? Is this a regular commercial exclusivity will be how long for this kind of product?

Abhay Gandhi: I’m not 100% sure, but I think it is 7 years.

Moderator: We’ll take the next question from the line of Vivek Agarwal from Citi Group.

Vivek Agarwal: The question is related to recently acquire from Deuruxolitinib?

Moderator: Please use the handset mode, sir. The audio is not clear from your line.

Vivek Agarwal: The question is related to Deuruxolitinib. So sir, can you also comment on the safety profile of the drug, how this is compared to some of the products.

Dilip Shanghvi: No, I think whatever is in the public domain based on which I think it’s a relatively safe product with what I would call a benign kind of side effect profile that was reported in the studies that are in public domain. The Phase III studies, I think, are in line with or maybe in the line with that. So I think it’s a safe and very effective product. That’s why I think I talked about this in a context of best-in-class product.

Moderator: The current participant has left the question queue. We’ll take the next question from the line of Damayanti Kerai from HSBC.

Damayanti Kerai: My question is on Halol again. So what kind of remediation cost you foresee for resolving the pending issues there? And also, how do you see your US generic sales trending over next few quarters, ex-Halol, do you think you have headroom to minimize impact of sales lost at Halol from other facilities?

Dilip Shanghvi: We shared at the time of sharing the information about Halol, is that based on this, we expect the impact to be less than 3% of the total sales. And we are not changing or revising our guidance because of this. Now.

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Damayanti Kerai: Regarding the remediation cost, which you might be sending for issues there?

Dilip Shanghvi: So I think we are not sharing specific information, but there will be a certain amount of consultants and remediation costs associated with the bringing the facility back in compliance. There may also be some new investments which may be required. So but that’s part of the remediation process.

Damayanti Kerai: And any time line like, what you’re targeting by when you can see resolution of issues because this plant has been under FDA’s scrutiny for some time now.

Dilip Shanghvi: No, I agree with you that it has been under scrutiny and in an OAI status for a very long time. So we need to find a way to resolve the issue. And that’s what we are working for.

Damayanti Kerai: My second question is on Taro financials. So the SG&A associated there seems to be trending at around 50 million a quarter. So how should we see this cost going ahead? I understand like this includes Alchemee, but if you can comment on SG&A number for Taro?

C. S. Muralidharan: So Taro has published the results, they also give in the press release. Being a public company, I don’t think will we be able to share more information than what they have shared.

Damayanti Kerai: My last question is, where do you book Almirall related benefits in your financials?

C. S. Muralidharan: Milestone income, we said, it is coming in ROW, only.

Damayanti Kerai: So this is milestone income. But in a regular quarter, where do you capture this number if there is no milestone like, normal contribution coming from Almirall?

C. S. Muralidharan: A normal sales because of the overall – what one sell to Almirall goes to revenues.

Moderator: The next question is from the line of Bino Pathiparampil from InCred Capital.

Bino Pathiparampil: Most questions answered. Just one question. Dilipbhai, like you shared the revenue contribution from Halol, would you be able to do that regarding the Mohali facility as well, because there is still some FDA issues going on there?

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Dilip Shanghvi: I mean I don’t have the details with me. But I mean, we don’t either give out revenue from plants or from separate businesses. Halol, we gave out, because I think it’s important for investors to be able to evaluate the impact.

Bino Pathiparampil: And just question on SEZABY. Would you be able to define the market in terms of number of patients treated a year for this indication, etcetera something like that?

Abhay Gandhi: Yes. I mean, I don’t have the number in front of me, but yes, that number is available. So if you can — I mean, we share it with Abhishek post call, and maybe you can connect with him offline and get that.

Moderator: The next question is from the line of Harith Ahamed from Avendus Spark.

Harith Ahamed: On the Concert acquisition, would you be able to comment on the purchase price allocation with the consideration of 570-odd million reflect largely as intangibles on our balance sheet? Or will there be a significant goodwill creation? And the intangibles will be amortized over what period, if you can give some color?

C. S. Muralidharan: So, as we explained in the opening remarks, on 19, January, we signed a definitive agreement. The transaction has to close, which we expect to close probably in the first quarter of this calendar year. Once completed, we will do the full-blown purchase this accounting at that time, relevant things will be taken care.

Harith Ahamed: And from an accounting standpoint, these payouts associated with the CVRs, will there be a liability created on our balance sheet for these potential payouts?

C. S. Muralidharan: There are multiple options available to treat this type of contingent value rights, which we will evaluate along with the consultants at the time we finalise the purchase based accounting.

Harith Ahamed: And then one question on generic Revlimid, we have disclosed a settlement for that product. Any color that you could share on the time lines for launch. Will this be an FY ‘24 launch for us? Or is it much later?

Dilip Shanghvi: So Abhay, I think we’ve given some guidance in the past?

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

C. S. Muralidharan: We are on track for launch.

Abhishek Sharma: That’s what we are saying, yes.

Harith Ahamed: But we’re not confirming its FY ‘24 product?

Abhishek Sharma: No. All we have said is that we are on track as per the settlement with the innovator to launch. And there is no change in that in the quarter. Yes.

Abhay Gandhi: Correct. That’s what we have said.

Moderator: The next question is from the line of Surya Patra from Phillip Capital.

Surya Patra: Just first question on the Concert again. Sir, how critical is the long-term tolerability study for the success of the molecules, sir? And that is one. And secondly, that this is just a lead molecule that is what we are acquiring through this acquisition? Or there is potential other platform technology as well as the product opportunity that we are acquiring?

Dilip Shanghvi: So I think the key focus or interest for us was deuruxolitinib and it’s proximate to market and its ability to help the Alopecia Areata patients who are currently not having any approved good approved product for treating that condition. However, the company also has licensed products to other companies. And they have some products which are not even licensed, but they have intellectual property. So I think as we develop better sense and understanding, we will share if there is any significant additional opportunity that we are able to identify from the pipeline.

Surya Patra: And this is a cash-free, debt-free kind of acquisition, sir? Or because I just wanted to have more clarity about the cash number that what we are seeing in the financial report?

C. S. Muralidharan: It’s a debt free acquisition, cash will follow along with the company.

Surya Patra: So my next question is on the cost side, sir. So basically, we are seeing a kind of some impact, obviously, on the other expenses front, and that could be because of multiple factors. But I’m just trying to understand to what extent this is led by Taro’s underperformance, because it is Alchemee acquisition post that, obviously, we are seeing some impact on the cost side. So if you can share on that front?

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

C. S. Muralidharan: We already in the readout said that the increase in other expenses is driven by the higher selling and distribution expense across various geographies, higher R&D spend and also the consolidation of the Alchemee business. Separately, we will not be able to give any number of what related to Alchemee business, our components, which is lying in other expenses.

Surya Patra: Because if we just adjust the licensing income, then the cost structure even looks slightly deteriorated. So that is why. This licensing income, sorry, the milestone income would be a kind of a pure cash component, adjusted for that cost structure looks slightly deteriorated. That is why.

C. S. Muralidharan: But license income is not part of the revenue, right, other operating revenue.

Surya Patra: And just last one question, sir, relating to the R&D. Now considering the kind of nature of our activities and the intent to expand our specialty portfolio. So let’s say, in next two year period, the R&D spend mix towards the specialty would be to what extent of the total R&D spend directionally?

Dilip Shanghvi: No, I think we’ve shared with investors that our focus is on creating a significant additional engine of growth through specialty business. And we have been diligently building that business. And that business will require investment in new clinical studies, R&D, so we will commit all of that whenever that becomes necessary. But we don’t give guidance beyond the next year. So that’s where I think I have the challenge. But directionally, I think we would be strengthening our ability to execute on various specialty related investments.

Moderator: The next question is from the line of Ritwik Sheth from One-Up Financial.

Ritwik Sheth: Sir, I just had one question on the India business. Would it be possible to give a split for the pricing-led, volume-led and new product led growth for this quarter and nine months?

Dilip Shanghvi: No. I think actually the — what you call syndicated research AWACS as well as IQVIA give you that information.

Moderator: The next question is from the line of Niket from Motilal Oswal AMC. As there is no response from the current participant, we’ll move on to the next question from the line of Smit from RDA.

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Smit: Why have we discontinued ANDA approval for Generic Vraylar?

Dilip Shanghvi: What is that?

Smit: Generic Vraylar, Cariprazine?

Dilip Shanghvi: Cariprazine

Smit: Yes, right.

Dilip Shanghvi: No, what is the question?

Smit: Why have we discontinued the ANDA approval?

Dilip Shanghvi: I don’t know what…

Dilip Shanghvi: Is that a public domain information, I don’t know. We don’t give information related to future products.

Smit: No, because it is approved and then we discontinued it?

Dilip Shanghvi: So that must be business reasons.

Smit: Because it is a fairly large product in US. So is it still a meaningful opportunity for us?

Abhay Gandhi: Honestly, I’m also not aware. I need to check back in and come back

Dilip Shanghvi: Since we are not aware, I think it’s better that you speak to Abhishek and get information.

Moderator: The next question is from the line of Mayank Hyanki from Axis Mutual Fund.

Mayank Hyanki: I have two questions. The first question is on the nature of other expenses. Since you have commented that selling and distribution costs have gone up a little. So I wanted to understand what is the increase in selling and distribution costs for the quarter and is it a structural increase?

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Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

C. S. Muralidharan: So selling and distribution expenses, I mentioned that we increased across geographies. However, we also mentioned specifically the field-force expansion is fully completed beginning of the fiscal for India. So obviously in the current year you will see a full expenses related to S&D for those new field force that are added. That’s why overall you’re seeing an increase in the higher S&D spend.

Mayank Hyanki: So this is something you are saying it’s increased across the employee space as well as S&D?

C. S. Muralidharan: Yes, and also more related to the new field force expansion obviously the full year impact is there, plus also the related spend on the S&D rate to the field force.

Mayank Hyanki: The second question is on the Halol side. I mean we continue to face trouble in this. So my question is to Mr. Sanghvi, that what is the core reason for this issue that Halol? I mean, most of it, of course, will be retrospective, but what have we done to address it over the past few years?

Dilip Shanghvi: I think clearly whatever that we thought we needed to do, we’ve done, but it was not adequate. So we need to strengthen our ability to ensure that the expectation of the regulatory agency are met. We believe that we’ve now put in place an appropriate focus and structure so that we should be able to meet the expectation of the agencies. I think at the same point of time we need to also keep in mind that a large number of our other facilities supplying to the US are in compliance and we continue to what you call grow our business in the US, in spite of significant pricing pressure as well as what you call challenges in the marketplace.

Mayank Hyanki: So is it because, I mean we all understand Halol is one of the large and old complex which has got multiple production blocks. Is it because of it being an old plant or is it because of shortage of proper skill set or is it because of evolving standards of FDA? And is this something which, I mean the practices here, is this something that you would be having across your other sites as well because of, if it could be a systematic issue which has to be addressed?

Dilip Shanghvi: I think the company policy is that whatever changes we make in one plant, if it is applicable and related to other facilities, it is automatically put in priority for implementation in that facility. Now, Halol, rather than being an old plant, I think we have made huge consecutive investments and it has become a very large and complex facility. So we have to find a way to reduce the complexity.

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Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Moderator: The next question is from the line of Sameer Baisiwala from Morgan Stanley.

Sameer Baisiwala: I have a quick question. The products which are of a lot of interest is semaglutide and liraglutide could be interesting market. So any thoughts you can share? I can see that Sun is among the four to six filers for this product. Do you think it can get competitive? Do you still think it’s going to be an attractive opportunity? Just your thoughts would be great.

Dilip Shanghvi: So semaglutide is far away, Sameer, I think liraglutide is relatively recent. But my expectation is that by the time the patent expires and we can come to the market, a large part of the current what you call patients would have moved over to Ozempic. So to that extent, we have to look at the residual market at the time of patent expiry.

Sameer Baisiwala: And just one more, if I can, on Deuruxo and that is — it’s a JAK1 and 2 inhibitor, and we have this Olumiant in the market. So is that pricing and other JAKs are those pricing surveys a good benchmark for our product? I know it’s still some time, but any thoughts on that?

Abhay Gandhi: We have no firm decision to we all be pricing.

Dilip Shanghvi: No, I think the idea would be to develop a comprehensive understanding on the price at which we can fully benefit from the value of the product and also patients have ability to access an effective treatment option.

Moderator: Next question is from the line of Naushad Chaudhary from Aditya Birla Sunlife AMC.

Naushad Chaudhary: Quick clarifications. Sir, firstly, in the press release, we have mentioned that the adjusted for one-off the PAT growth in this quarter was higher than EBITDA. So can you just help me what was the one-off last year same quarter?

C. S. Murlidharan: Last year same quarter we have disclosed there was interest on income tax refund and there was one settlement income disclosed that that has been adjusted.

Naushad Chaudhary: And in terms of the net MR addition in nine month this financial year, Can you share that number as well?

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Dilip Shanghvi: Yes, that’s in India market net edition.

Kirti Ganorkar: We have completed the MR addition like 1,000 MR we have added in this financial year. So that part, we are completed.

Naushad Chaudhary: And lastly, qualitatively on the — especially ...

Moderator: We’ll move on to the next question. From the line of Kunal Dhamesha from Macquarie.

Kunal Dhamesha: So just on the deuruxolitinib the current kind of clinical data we have, would we be able to apply for approval outside US with the current clinical data that we have?

Dilip Shanghvi: Yes, I think we have to evaluate country by — I mean, geography by geography, some geographies may require additional studies. Some geographies, we may be able to file the existing portfolio. So we have to take if it needs extra investment, we have to take country-by-country decision. But it’s a large enough product for us to seriously look at potential across geography.

Kunal Dhamesha: And those additional studies would be more like a bridging studies or kind of a full fledge size that we need to some at least for a bigger geographies like Europe ...

Dilip Shanghvi: My understanding is that Europe may not require an additional study because quite a few of centers on current study study were also in Europe. So it may not require a separate study. I’m talking more about Japan, China and these countries where maybe what studies will be required, we have to get interact with the regulators and develop and understand.

Kunal Dhamesha: And just on Mohali, after it has been kind of classified as OAI has there been any communication with US FDA in terms of further CAPAs, etcetera, you would have submitted?

Dilip Shanghvi: I think there is a structured process about updating FDA about this, what you call response to 483 and what we are doing. So that — and there is a certain periodicity of follow-up, that we follow.

Moderator: The next question is from the line of Prakash Agarwal from Axis Capital.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Sun Pharma Q3 FY23 Earnings Call Transcript 06:30 pm January 31, 2023

Prakash Agarwal: Just trying to understand the Taro cash, I understand Taro is a separate company, but you are the promoters and Taro’s not hosting any calls anymore. I mean, how do we think about the utilization of that cash? Can they use this cash for similar asset acquisitions like you did in the specialty side or it’s been there for long and it’s accumulating. So what are the thoughts as a promoter?

Dilip Shanghvi: So the idea would be to find a profitable end use of the surplus cash, so that it can be put to use. And we constantly evaluate opportunities both in Sun as well as in Taro. Taro also has a separate business development group, and they also constantly evaluate opportunities. So hopefully, I think with the rationalization of valuation, we should be able to do something.

Prakash Agarwal: And just a request, if you could have at least an annual call for Taro, that would be very useful?

Dilip Shanghvi: We would communicate that or share it with them.

Moderator: Ladies and gentlemen, that was the last question for today. I now hand the conference over to Mr. Abhishek Sharma for closing comments.

Abhishek Sharma: Thanks, everyone, for joining in today. Kindly reach out to the IR team for any remaining questions that you may have. Good night, everyone.

Management: Yes. Thank you.

Moderator: Thank you. Ladies and gentlemen, on behalf of Sun Pharmaceutical Industries Limited, that concludes this conference call. Thank you for joining us, and you may now disconnect your lines.

Corporate Office : Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai - 400063

For further updates and specific queries, please visit www.sunpharma.com or feel free to contact

Nimish Desai, +91 22 43242778, nimish.desai@sunpharma.com, Gaurav Chugh, +91 22 43245373, Gaurav.chugh@sunpharma.com,

Forward Looking Statements

This communication contains express or implied forward-looking statements related to Sun Pharmaceutical Industries Ltd. (“Sun Pharma”), Concert Pharmaceuticals, Inc. (“Concert”) and the acquisition of Concert by Sun Pharma, including express or implied forward-looking statements about deuruxolitinib, its therapeutic benefits and its regulatory development pathway, and the future operations and performance of Sun Pharma and Concert. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management teams. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied:

•	statements regarding the transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses;

•

statements of targets, plans, objectives or goals for future operations, including those related to Sun Pharma’s and Concert’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;

•

statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and

•	statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Sun Pharma and Concert each caution that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Concert’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the possibility that the proposed transaction may not be completed in the time frame expected by Sun Pharma and Concert, or at all; failure to realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the transaction on relationships with employees, other business partners or governmental entities; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sun Pharma’s shares or Concert’s common stock and/or Sun Pharma’s or Concert’s operating results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; risk of litigation and/or regulatory actions related to the proposed acquisition; adverse impacts on business, operating results or financial condition in the future due to pandemics, epidemics or outbreaks, such as COVID-19, and their impact on Sun Pharma’s and Concert’s respective businesses, operations, supply chain, patient enrollment and retention, clinical trials, strategy, goals and anticipated milestones; government-mandated or market-driven price decreases for Sun Pharma’s or Concert’s products; introduction of competing products; reliance on information technology; Sun

Pharma’s or Concert’s ability to successfully market current and new products; Sun Pharma’s, Concert’s and their collaborators’ ability to continue to conduct research and clinical programs; exposure to product liability and legal proceedings and investigations; and other risks and uncertainties detailed from time to time in Concert’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the Schedule 14D-9 to be filed by Concert and the Schedule TO and related tender offer documents to be filed by Sun Pharma and Foliage Merger Sub, Inc., a wholly owned subsidiary of Sun Pharma (“Purchaser”).

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Sun Pharma’s and Concert’s management, and the reader is cautioned not to rely on any forward-looking statements made by Sun Pharma or Concert. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Unless required by law, each of Sun Pharma and Concert is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this communication, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

The tender offer referenced in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Concert, nor is it a substitute for any tender offer materials that Sun Pharma, Concert or Purchaser will file with the SEC. A solicitation and an offer to buy shares of Concert will be made only pursuant to an offer to purchase and related materials that Sun Pharma intends to file with the SEC. At the time the tender offer is commenced, Sun Pharma and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and Concert will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CONCERT’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Concert at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sun Pharma or Concert. Free copies of these materials and certain other offering documents are available by contacting Sun Pharma’s Investor Relations Department at abhi.sharma@sunpharma.com, Concert’s Investor Relations Department at ir@concertpharma.com, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Concert will be available free of charge under the “Investors” section of Concert’s internet website at www.concertpharma.com.

In addition to the Solicitation/Recommendation Statement, Concert files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Concert at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Concert’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.